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                   [CODORUS VALLEY BANCORP, INC. LETTERHEAD]


June 20, 2005

Mr. John P. Nolan
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002

Re: SEC comment letter dated June 10, 2005, for Codorus Valley Bancorp, Inc.,
    SEC file no. 000-15536

Dear Mr. Nolan:

Our responses are listed in the order of your inquiries pertaining to Codorus Valley Bancorp, Inc.'s Form 10-K for fiscal year ended December 31, 2004.

Investment in Real Estate Partnerships, page 86
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ITEM 1: ACCOUNTING

Investment in Village Court partnership, 73.47% limited partner interest in a qualified affordable housing project:

1. The investment asset was the full amount of the investment commitment, reduced by an amount for amortization. The investment amortization period is ten years to coincide with the periods in which tax credits will be allocated. Tax credits are recognized when allocated and the investment is amortized accordingly to provide an effective yield over the period in which the tax credits are recognized. The tax credits, net of investment amortization, are recognized as a component of income tax expense. The liability represents the unfunded amount of the commitment as of the balance sheet date.

2. The effective yield method was an election under Emerging Issues Task Force 94-1: Accounting for Tax Benefits Resulting from Investments in Affordable Housing Projects. This election requires that all of the following conditions are met: a) the availability (but not necessarily the realization) of the tax credits allocable to the investor is guaranteed by a creditworthy entity through letter of credit, a tax indemnity agreement, or another similar arrangement; b) the investor's projected yield based solely on the cash flows from


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the guaranteed tax credits is positive; and c) the investor is a limited partner in the affordable housing project for both legal and tax purposes and the investor's liability is limited to its capital investment. This election was chosen because the aforementioned conditions were met and it will result in a relatively consistent stream of benefits per year over the ten year investment horizon.

3. We have not changed any aspect of our accounting for this investment since inception.

4. A copy of the EITF 94-1 accounting model for Village Court is attached as Exhibit A.


Investment in SMB Properties partnership, 99.99% limited partner interest in a qualified affordable housing project:

1. Same as above, except for the liability. No liability was recorded on 12/31/04 because the investment was fully funded (disbursed).
2. Same as above.
3. Same as above.
4. A copy of the EITF 94-1 accounting model for SMB Properties is attached as Exhibit B.

ITEM 2: SPECIFIC TERMS AND CONDITIONS OF THE PARTNERSHIPS

A copy of the partnership agreements for Village Court and SMB Properties are attached as Exhibits C and D, respectively.

Segment Reporting, page 89
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ITEM 3: SUBSIDIARIES

Subsidiaries SYC Insurance Services, Inc., SYC Settlement Services, Inc., and SYC Realty Co., Inc. were not disclosed as one or more operating segments because they don't meet accounting standard no. 131's, "Disclosures about Segments of an Enterprise and Related Information" quantitative thresholds as evidenced by an analysis of revenue, net income and assets, attached as Exhibit
E. SYC Realty Co., a subsidiary of the bank holding company, designated to selectively hold assets acquired in the course of collecting debts previously contracted, has not been operational since 1999. In management's view the operations of SYC Settlement Services, Inc. and SYC Insurance Services, Inc. are not significant to the enterprise.


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We acknowledge that: the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (Commission) from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,


/s/ Larry J. Miller                               /s/ Jann A. Weaver
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Larry J. Miller, President                        Jann A. Weaver, Treasurer
Principal Executive Officer                       Principal Accounting Officer







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